Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED FIRST QUARTER 2009 RESULTS
(Beijing, China, May 26, 2009) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the first quarter ended March 31, 2009:
Q1 2009 Highlights

	First Quarter
	2009	2008
	(in thousands of U.S. dollars, except per ADS data)
1) Financial Data:
Net revenues	$11,755	$11,055
GAAP net income (loss) attributable to China Finance Online Co. Limited	(128)	3,509
Non-GAAP net income attributable to China Finance Online Co. Limited	1,620	5,875
GAAP net income (loss) attributable to China Finance Online Co. Limited per ADS
Basic	$(0.01)	$0.18
Diluted	$(0.01)	$0.15
Non-GAAP net income attributable to China Finance Online Co. Limited per ADS
Basic	$0.08	$0.30
Diluted	$0.08	$0.26

2) Operating Data:
Registered users	11,730,000	9,800,000
Active paid individual subscribers	107,300	75,300

*	Net revenues were $11.76 million for Q1 2009, up 6% year-over-year, exceeding the high end of the Company’s prior guidance of $10.5 to 11.5 million.

*
Non-GAAP net income attributable to China Finance Online Co. Limited, which is defined as net income attributable to China Finance Online Co. Limited excluding stock-based compensation expenses, was $1.62 million for Q1 2009. Both non-GAAP basic and diluted net income attributable to China Finance Online Co. Limited per share were $0.02 for Q1 2009. And both non-GAAP basic and diluted net income attributable to China Finance Online Co. Limited per ADS were $0.08 for Q1 2009.

*
Registered user accounts of jrj.com and stockstar.com grew to 11.73 million, an increase of 410,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, were 107,300. As of March 31, 2009, our Hong Kong brokerage operation Daily Growth, which was acquired in November 2007, had approximately 1,270 customer accounts.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and “Reconciliations from net income attributable to China Finance Online Co. Limited to adjusted EBITDA”.
Q1 2009 Financial Results
Net Revenues:
For the first quarter of 2009, China Finance Online reported net revenues of $11.76 million, compared to $11.06 million for the same period in 2008, and $15.28 million for the fourth quarter of 2008, up 6% year-over-year and down 23% quarter-over-quarter. Revenues from subscription service fees paid by individual customers were $10.70 million in the first quarter of 2009, representing 91% of net revenues for the quarter. Revenues from mobile value added services were $195,000, representing 2% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $282,000 in the first quarter of 2009, representing 2% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $430,000, representing 4% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, were $109,000 in the first quarter of 2009, representing 1% of net revenue for the quarter. Other revenues were $38,000, less than 1% of net revenues for the quarter.
Revenues breakdown is summarized in the following table:

	Three months ended
	March 31,2009		December 31,2008		March 31,2008
	(In thousands of U.S. dollars)

1) Subscription service fees paid by individual customers	10,701	91%	12,272	80%	9,618	87%
2) Revenues from mobile value added services	195	2%	197	1%	310	3%
3) Subscription service fees paid by institutional customers	282	2%	248	2%	231	2%
4) Revenues from advertising-related business	430	4%	839	6%	585	6%
5) Revenues from brokerage-related services	109	1%	187	1%	153	1%
6) Revenues from others	38	<1%	1,538	10%	158	1%
Total net revenues	11,755	100%	15,281	100%	11,055	100%

Gross Profit:
Gross profit for the quarter was $10.22 million, compared to $9.34 million for the same period in 2008 and $12.50 million for the fourth quarter of 2008. Gross margin was 87% in the first quarter of 2009, compared to 84% in the same period of 2008 and 82% in the fourth quarter of 2008.
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance expenses for the first quarter of 2009 were $1.19 million, compared to $1.04 million for the first quarter of 2008 and $1.08 million for the previous quarter. As a percentage of net revenue, website maintenance expenses for the first quarter of 2009 was 10%, compared to 9% for the first quarter of 2008 and 7% for the previous quarter.
Operating Expenses:
Operating expenses for the first quarter of 2009 totalled $10.50 million compared to $7.36 million for the same period in 2008 and $9.61 million for the previous quarter. Excluding stock-based compensation of $1.75 million, operating expenses was $8.75 million for the first quarter of 2009, compared to $5.0 million for the first quarter of 2008 and $7.51 million for the fourth quarter of 2008. As a percentage of net revenue for the quarter, operating expenses excluding stock-based compensation were 74%, compared to 45% for the first quarter of 2008 and 49% for the fourth quarter of 2008.
•
General and administrative expenses for the quarter were $3.92 million, compared to $3.92 million for the same period of 2008 and $3.91 million from the previous quarter. Excluding stock-based compensation of $1.68 million, general and administrative expenses were $2.24 million for the first quarter, compared to $1.64 million in the first quarter of 2008 and $1.85 million in the previous quarter. As a percentage of net revenue, general and administrative expenses excluding stock-based compensation for the first quarter was 19%, and compared to 15% for the first quarter of 2008 and 12% for the fourth quarter of 2008.

•
Sales and marketing expenses for the first quarter were $4.63 million, compared to $2.45 million for the same period in 2008 and $3.79 million for the previous quarter. The increase from previous quarter is primarily due to the increase in commission, bonus and marketing expenses. Excluding stock-based compensation of $46,000, sales and marketing expenses was $4.58 million for the first quarter, compared to $2.38 million in the first quarter of 2008 and $3.77 million in the previous quarter. As a percentage of net revenue, sales and marketing expenses excluding stock-based compensation for the first quarter was 39%, and increased from 22% for the same quarter of 2008, and 25% for the fourth quarter of 2008.

•
Product development expenses for the first quarter were $1.95 million, compared to $995,000 for the same period in 2008 and $1.91 million for the previous quarter. Excluding stock-based compensation of $21,000, product development expenses were $1.93 million, compared to $972,000 in the first quarter of 2008 and $1.89 million in the previous quarter. As a percentage of net revenue, product development expenses excluding stock-based compensation for the first quarter was 16%, increased from 9% for the same quarter of 2008, and 12% for the fourth quarter of 2008.

Income (Loss) from Operations:
Loss from operations for the first quarter of 2009 was $207,000, compared to income from operations of $1.97 million for the same quarter of 2008 and $3.33 million for the fourth quarter of 2008. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $1.75 million, was $1.54 million for the quarter, compared to $4.34 million for the same quarter of 2008 and $5.43 million for the fourth quarter of 2008.
Net Income (Loss) Attributable to China Finance Online Co. Limited and Non-GAAP Net Income Attributable to China Finance Online Co. Limited:
Net loss attributable to China Finance Online Co. Limited for the first quarter was $128,000, compared to net income attributable to China Finance Online Co. Limited of $3.51 million for the first quarter of 2008 and $6.18 million for the fourth quarter of 2008. Net income margin was -1% for the first quarter of 2009, compared to 32% for the same period of 2008 and 40% for the fourth quarter of 2008.
Total income tax provision for the quarter was $190,000, compared to income tax benefit of $64,000 for the same period of 2008 and $2.65 million for the previous quarter.
Non-GAAP net income attributable to China Finance Online Co. Limited, which is defined as net income attributable to China Finance Online Co. Limited excluding stock-based compensation expenses, was $1.62 million for the first quarter of 2009, compared to $5.88 million for the first quarter of 2008, and $8.27 million for the fourth quarter of 2008. Excluding stock-based compensation expenses, non-GAAP net income margin for the first quarter of 2009 was 14%, compared to non-GAAP net income margin of 53% for the same period of 2008 and 54% for the fourth quarter of 2008.
As part of the net loss attributable to China Finance Online Co. Limited for the first quarter of 2009, the Company recorded a foreign exchange gain of $16,000, compared with $870,000 for the first quarter of 2008 and net foreign exchange loss of $123,000 for the previous quarter.
Deferred Revenue:
Deferred revenue at the end of the first quarter of 2009, which represents prepaid service fees made by customers for subscription services that have not been rendered as of March 31, 2009, was $32.50 million, with current deferred revenue of $24.02 million and non-current deferred revenue of $8.48 million.

Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $95.90 million at the end of the first quarter of 2009, including cash denominated in RMB with an equivalent to $79.12 million and cash denominated in other foreign currencies with an equivalent to $16.78 million.
Cash Flow:
Cash inflow from subscription services provided to individual customers was $5.60 million, compared to $15.04 million for the first quarter of 2008 and $13.92 million for the previous quarter. The sequential decline was primarily due to Chinese New Year related seasonality, and impact from the termination of TopView products and related refunds. The year-on-year decline was mainly driven by overall weakness in macro economy and TopView termination, as we had a record-setting quarter in TopView sales a year ago. We expect cash inflow to return to normalized level in the coming quarters with TopView impact waning, if macro environment continues to warm up.
Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, loss from impairment of cost method investment and stock-based compensation expenses, was $2.20 million for the first quarter of 2009, compared to $4.77 million in the first quarter of 2008 and $6.11 million in the previous quarter.
Other Operating Metrics
As of March 31, 2009, the Company has 11.73 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 11.32 million in the previous quarter, an increase of 410,000 quarter-on-quarter.
Active paid individual subscribers were 107,300 at the end of the first quarter 2009.
As of March 31, 2009, our Hong Kong based brokerage service Daily Growth had approximately 1,270 customer accounts.
Business Outlook
The Company currently expects to generate net revenues in an amount ranging from $10.8 million to $11.8 million for the second quarter of 2009, compared to $14.68 million in the corresponding period in 2008, and $11.76 million in the prior quarter.
For 2009, the Company will focus its efforts and invest its resources to upgrade key areas of its operations, such as people, data, products, customers, technologies and execution, thus building a solid foundation to sustain healthy long-term growth. At the same time, the management understands the challenges ahead and will be extremely prudent to manage the balance sheet while deploying necessary resources in core areas. The Company intends to achieve free cash flow positive in 2009 on a full year basis, excluding potential M&A activities.

The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, general conditions of global and Chinese economy and fluctuations in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Daylight Time on May 26, 2009 (or 8:00AM May 27, 2009 in the Beijing/HK time zone) following the announcement to discuss detailed operating results
The conference call will be available on webcast live and replay at: http://tinyurl.com/o97oau. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 3310.
A replay of the conference call will be available from approximately 11:00PM Eastern Daylight Time on May 26, 2009 (or 11:00AM May 27, 2009 in the Beijing/HK time zone) to 11:00PM Eastern Daylight Time on June 2, 2009 (or 11:00AM June 3, 2009 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Hong Kong Dial In Number +852- 3012-8000, and Access code: 008901.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, the continuing global financial crisis, our historical and possible future losses, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2008, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income attributable to China Finance Online Co. Limited, net income attributable to China Finance Online Co. Limited per share and net income attributable to China Finance Online Co. Limited per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses. Adjusted EBITDA (non-GAAP) is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, loss from impairment of cost method investment and stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Mar. 31, 2009[1]	Dec. 31, 2008
		(As Adjusted)[1]
Assets
Current assets:
RMB account	79,117	80,308
Foreign currency account	16,782	17,236
Cash and cash equivalents	95,899	97,544
Trust bank balances held on behalf of customers	2,473	2,010
Advance to employees	—	161
Accounts receivable, net	2,231	2,876
Prepaid expenses and other current assets	7,424	8,582
Deferred tax assets, current	3,017	2,526

Total current assets	111,044	113,699

Cost method investment	1,480	1,480
Property and equipment, net	8,352	8,589
Acquired intangible assets, net	3,390	3,473
Rental deposits	579	592
Goodwill	12,557	12,019
Deferred tax assets, non-current	1,777	1,754
Other deposits	218	218

Total assets	139,397	141,824

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	24,021	28,202
Accrued expenses and other current liabilities	4,352	4,897
Amount due to customers for trust bank balances held on behalf of customers	2,473	2,010
Accounts payable	300	222
Deferred tax liability, current	584	—
Income taxes payable	44	142

Total current liabilities	31,774	35,473

Deferred tax liability, non-current	721	623

Deferred revenue, non-current	8,479	8,786
Total liabilities	40,974	44,882

Total shareholders’ equity	98,423	96,942

Total liabilities and shareholders’ equity	139,397	141,824

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Mar. 31, 2009[1]	Mar. 31, 2008	Dec. 31, 2008
		(As Adjusted)[1]	(As Adjusted)[1]
Net revenues	11,755	11,055	15,281
Cost of revenues	(1,531)	(1,717)	(2,781)
Gross profit	10,224	9,338	12,500
Operating expenses
General and administrative (includes share-based compensation expenses of $1,681, $2,276 and $2,065)	(3,923)	(3,917)	(3,911)
Sales and marketing (includes share-based compensation expenses of $46, $67 and $19)	(4,625)	(2,452)	(3,789)
Product development(includes share-based compensation expenses of $21, $23 and $12)	(1,949)	(995)	(1,906)

Total operating expenses	(10,497)	(7,364)	(9,606)

Subsidy income	66	—	437
Income (loss) from operations	(207)	1,974	3,331
Interest income	298	344	404
Other income (loss), net	(45)	2	(81)
Exchange gain (loss), net	16	870	(123)

Income before income tax benefit	62	3,190	3,531
Income tax benefit (provision)	(190)	64	2,647
Purchased pre-acquisition earning	—	227	—

Net income (loss)	(128)	3,481	6,178

Less: Net loss attributable to the non-controlling interest[2]	—	28	—
Net income (loss) attributable to China Finance Online Co. Limited	(128)	3,509	6,178
Income (loss) per share
Basic	0.00	0.04	0.06
Diluted	0.00	0.03	0.06
Income (loss) per ADS
Basic	(0.01)	0.18	0.31
Diluted	(0.01)	0.15	0.28
Weighted average ordinary shares
Basic	103,992,162	98,646,281	99,287,039
Diluted	103,992,162	113,735,492	109,471,794
Weighted average ADSs
Basic	20,798,432	19,729,256	19,857,408
Diluted	20,798,432	22,747,098	21,894,359

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Mar. 31, 2009	Mar. 31, 2008[1]	Dec. 31, 2008
Cash flows from operating activities:
Net income (loss)	(128)	3,481	6,178
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,748	2,366	2,096
Depreciation and amortization	656	425	681
Deferred taxes	151	(77)	(2,783)
Loss on disposal of property and equipment	34	—	5
Purchased pre-acquisition earning	—	(227)	—
Changes in assets and liabilities:
Accounts receivable	641	(199)	1,535
Prepaid expenses and other current assets	1,142	(1,456)	2,632
Advance to employees	161	443	2,614
Trust bank balances held on behalf of customers	(463)	(342)	214
Rental deposits	12	(36)	1
Deferred revenue	(4,416)	3,717	1,870
Accounts payable	(89)	(285)	(13)
Amount due to customers for trust bank balances held on behalf of customers	463	342	(214)
Accrued expenses and other current liabilities	(564)	(1,268)	(588)
Income taxes payable	(97)	67	142

Net cash (used in) provided by operating activities	(749)	6,951	14,370

Cash flows from investing activities:
Acquisition of businesses	(556)	—	1,520
Purchase of property and equipment	(191)	(771)	(633)

Net cash (used in) provided by investing activities	(747)	(771)	887

Cash flows from financing activities:
Proceeds from stock options exercised by employees	24	121	12
Proceeds from exercise of options granted to non-employee	—	—	8

Net cash provided by financing activities	24	121	20

Effect of exchange rate changes	(173)	1,368	(128)

Net (decrease) increase in cash and cash equivalents	(1,645)	7,669	15,149

Cash and cash equivalents, beginning of month/quarter	97,544	74,729	82,395

Cash and cash equivalents, end of month/quarter	95,899	82,398	97,544

Non-GAAP Measures

	Three months ended Mar. 31, 2009			Three months ended Mar. 31, 2008			Three months ended Dec. 31, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
			Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	GAAP Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (Loss) from operations	(207)	1,748	1,541	1,974	2,366	4,340	3,331	2,096	5,427

				Three months ended Mar. 31, 2008			Three months ended Dec. 31, 2008
	Three months ended Mar. 31, 2009[1]			(As Adjusted)[1]			(As Adjusted)[1]
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
			Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	GAAP Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	(128)	1,748	1,620	3,509	2,366	5,875	6,178	2,096	8,274

(a)	The adjustment is for share-based compensation expenses.

Reconciliations from net income (loss) attributable to China Finance Online Co. Limited to adjusted EBITDA

	Three months ended	Three months ended	Three months ended
	Mar. 31, 2009[1]	Mar. 31, 2008	Dec. 31, 2008
		(As Adjusted)[1]	(As Adjusted)[1]
	(U.S. Dollar in thousands)
Net income (loss) attributable to China Finance Online Co. Limited	(128)	3,509	6,178
Adjustment
Interest income	(298)	(344)	(404)
Income tax benefit (provision)	190	(64)	(2,647)
Other income and expenses	29	(1,127)	204
Depreciation	545	347	576
Amortization of intangibles and others	111	78	105
Share-based compensation	1,748	2,366	2,096
Adjusted EBITDA	2,197	4,765	6,108

[1]
Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

[2]
March 31, 2008 and December 31, 2008 balances were extracted from the form 6-K for the quarters ended March 31, 2008 and December 31, 2008 respectively, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.